SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

MIDDLE KINGDOM ALLIANCE CORP.

(Name of Issuer)

Class B Common Stock, par value $0.001 per share

 (Title of Class of Securities)

595750407

 (CUSIP Number)

October 10, 2008

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595750407	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS The Levy Family Trust U/A DTD 02/18/1983
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 251,500
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 251,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 595750407	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS Kenneth Levy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 251,500
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 251,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 595750407	13G	Page 4 of 8 Pages

The Reporting Persons named in Item 2 below are hereby collectively filing this Schedule 13G (this “Statement”) because, due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities directly acquired by one of the Reporting Persons from the Issuer named in Item I below. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the collective filing of this Statement, a copy of which is annexed hereto as Exhibit I.

Item 1.

(a) Name of Issuer

Middle Kingdom Alliance Corp., a Delaware corporation (the “Issuer”).

(b) Address of Issuer's Principal Executive Offices

333 Sandy Springs Circle, Suite 223, Atlanta, GA 30328.

Item 2.

(a) Name of Person Filing

This Statement is filed by the entities and persons listed below, who are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

The Levy Family Trust U/A DTD 02/18/1983
Kenneth Levy

Kenneth Levy is trustee for The Levy Family Trust U/A DTD 02/18/1983.

(b) Address of Principal Business Office or, if none, Residence

The address of the Reporting Persons is c/o Mark Levy, 51 University Avenue, Suite G, Los Gatos, CA 95030-6037.

(c) Citizenship

Citizenship is set forth in Row 4 of the Cover Pages for the Reporting Persons hereto and is incorporated herein by reference.

(d) Title of Class of Securities

Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”).

CUSIP No. 595750407	13G	Page 5 of 8 Pages

(e) CUSIP Number

595750407

Item 3.

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of the securities of the Issuer identified in Item 1.

The information required by Item 4(a) - (c) is set forth in Rows 5 through 11 on the Cover Pages for the Reporting Persons hereto and is incorporated herein by reference.

Based upon information set forth in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2008, as of August 5, 2008, the Issuer had 3,420,305 shares of Class B Common Stock issued and outstanding.

Kenneth Levy, as the trustee of The Levy Family Trust U/A DTD 02/18/1983, may be deemed to be the beneficial owner of the shares of Class B Common Stock by virtue of his voting or investment control over such shares of Class B Common Stock. Kenneth Levy disclaims any beneficial ownership of any such shares of Class B Common Stock, except for their pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

CUSIP No. 595750407	13G	Page 6 of 8 Pages

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit No.	Description of Exhibit
1	Joint Filing Agreement, October 23, 2008, by and between The Levy Family Trust U/A DTD 02/18/1983 and Kenneth Levy.

CUSIP No. 595750407	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2008

THE LEVY FAMILY TRUST U/A DTD 02/18/1983

By:	/s/ Kenneth Levy
Name: Kenneth Levy
Title: Trustee

/s/ Kenneth Levy
Kenneth Levy

CUSIP No. 595750407	13G	Page 8 of 8 Pages

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class B Common Stock, $0.001 par value, of Middle Kingdom Alliance Corp., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: October 23, 2008

THE LEVY FAMILY TRUST U/A DTD 02/18/1983

By:	/s/ Kenneth Levy
Name: Kenneth Levy
Title: Trustee

/s/ Kenneth Levy
Kenneth Levy